November 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Naerodynamics, Inc. (the “Company”)

Registration Statement on Form S-1, File No. 333-218105

Request for Withdrawal

Ladies and Gentleman:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-218105) on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on May 19, 2017 and amended on June 16, 2017, July 7, 2017 and August 1, 2017 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement to file under Form 1-A. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at (720) 439-8692.

Sincerely,

Naerodynamics, Inc.

By:	/s/ Nate Steck
Nate Steck
President and Chief Executive Officer